UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 8

PENSKE AUTOMOTIVE GROUP, INC.

(Name of Issuer)

Common Stock (Par Value $0.0001 Per Share)

(Title of Class of Securities)

909440 10 9

(CUSIP Number)

Mr. Masashi Yamanaka, General Manager

Second Motor Vehicles Division, Integrated Transportation Systems Business Unit I

Mitsui & Co., Ltd.

Nippon Life Marunouchi Garden Tower

1-3, Marunouchi 1-chome

Chiyoda-ku Tokyo 100-8631, Japan

(Phone) + 81-3-3285-4667

Mr. Yoshimi Namba, Senior Vice President

Mitsui & Co. (U.S.A.), Inc.

200 Park Avenue, New York, NY 10166

(Phone) 212-878-4845

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Ezra Borut, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

October 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

Schedule 13D

CUSIP No. 909440 10 9

(1)	Name of Reporting Person Mitsui & Co., Ltd. S.S. or I.R.S. Identification No. of Above Person 98-0110185
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 14,455,221
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 14,455,221
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,455,221 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
(13)	Percent of Class Represented by Amount in Row (11) 16.8% (2)
(14)	Type of Reporting Person CO

(1)	To the extent that the parties to the Stockholders Agreement (as defined in Item 6) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.
(2)	All percentages are based on 86,020,397 shares of voting common stock outstanding as of July 21, 2017.

CUSIP No. 909440 10 9

(1)	Name of Reporting Person Mitsui & Co. (U.S.A.), Inc. S.S. or I.R.S. Identification No. of Above Person 13-2559853
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 14,455,221
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 14,455,221
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,455,221 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
(13)	Percent of Class Represented by Amount in Row (11) 16.8% (2)
(14)	Type of Reporting Person CO

(1)	To the extent that the parties to the Stockholders Agreement (as defined in Item 6) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.
(2)	All percentages are based on 86,020,397 shares of voting common stock outstanding as of July 21, 2017.

This Amendment No. 8 amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on April 11, 2003, as amended by Amendment No. 1 filed on April 25, 2003, by Amendment No. 2 filed on February 17, 2004, by Amendment No. 3 filed on March 26, 2004, by Amendment No. 4 filed on January 27, 2006, by Amendment No. 5 filed on September 18, 2006, by Amendment No. 6 filed on February 5, 2010 and by Amendment 7 filed on July 30, 2013 (the “Statement”). Information reported in the Statement remains in effect except to the extent that it is amended, restated, superseded or supplemented by information contained in this Amendment No. 8. Capitalized terms used and not defined in this Amendment No. 8 shall have the meanings set forth in the Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Statement is hereby amended and restated in its entirety as set forth in Annex A to this Amendment No. 8, and is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

On October 20, 2017, the Reporting Persons and Penske Automotive Holdings Corp. (“Purchaser”) entered into a share purchase agreement (the “Purchase Agreement”), pursuant to which Purchaser purchased from Mitsui Japan and Mitsui USA 883,197 and 220,799 shares of Common Stock, respectively, for a cash purchase price of $45.29 per share. The foregoing description of the Purchase Agreement is qualified in its entirety by the full text of the Purchase Agreement, which is filed as an exhibit to Amendment No. 8 to the Statement and incorporated by reference herein.

Item 5. Interests in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented as follows:

(a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 14,455,221 shares of Common Stock. The Common Stock owned by the Reporting Persons constitutes approximately 16.8% of the Common Stock issued and outstanding, computed on the basis of 86,020,397 shares of Common Stock issued and outstanding as of July 21, 2017 (based on information provided in the Form 10-Q filed by the Company on July 28, 2017). To the Reporting Persons’ knowledge, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, any Common Stock.

To the extent that the parties to the Stockholders Agreement (as defined in Item 6) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

(b) Mitsui Japan and Mitsui USA have the shared power to vote (or to direct the vote) and to dispose (or direct the disposition) of 14,455,221 shares of Common Stock.

(c) Except as set forth in Item 4 of Amendment No. 8, no transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby supplemented as follows:

The information set forth in Item 4 of this Amendment No. 8 is hereby incorporated by reference.

On October 20, 2017, the Reporting Persons, Purchaser and Penske Corporation entered into a Letter Agreement, pursuant to which the parties amended certain provisions of the Stockholders Agreement to, among other things, increase the number of shares of Common Stock exempt from the tag-along rights of the Reporting Parties from 1,992,408 to 3,096,404. All other provisions of the Stockholders Agreement remain in full force and effect.

Item 7.	Materials to be Filed as Exhibits

Exhibit 20	Purchase Agreement, dated as of October 20, 2017, by and among the Reporting Persons and Penske Automotive Holdings Corp.

Exhibit 21	Letter Agreement re: Amendment of PAG Stockholders Agreement, dated as of October 20, 2017, by and among the Reporting Persons, Penske Automotive Holdings Corp. and Penske Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 23, 2017

MITSUI & CO., LTD.

By:	/s/ Masashi Yamanaka
Name: Masashi Yamanaka
Title: General Manager, Second Motor Vehicles Division, Integrated Transportation Systems Business Unit I

MITSUI & CO. (U.S.A.), INC.

By:	/s/ Yoshimi Namba
Name: Yoshimi Namba
Title: Senior Vice President

ANNEX A

Unless otherwise indicated below, the business address of the directors and executive officers of Mitsui & Co., Ltd. (“Mitsui Japan”) is Nippon Life Marunouchi Garden Tower, 1-3, Marunouchi, 1-chome, Chiyoda-ku, Tokyo 100-8631, Japan. The business address of the directors and executive officers of Mitsui & Co. (U.S.A.) (“Mitsui USA”) is 200 Park Avenue, New York, NY 10166, USA. Each occupation set forth opposite such person’s name refers to employment with the Reporting Persons. To the Reporting Persons’ knowledge, none of the directors or executive officers of Mitsui Japan nor the directors or executive officers of Mitsui USA has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Each of the directors and executive officers of the Reporting Persons listed below is a citizen of Japan, with the exception of Mr. Samuel Walsh and Ms. Jenifer Rogers. Mr. Samuel Walsh is a citizen of Australia and Ms. Jenifer Rogers is a citizen of the United States of America.

Directors and Executive Officers of Mitsui Japan

Name	Occupation and Business Address	Number of Shares of Common Stock Beneficially Owned
Masami Iijima	Representative Director, Chairman of the Board of Directors	—
Tatsuo Yasunaga	Representative Director, President and Chief Executive Officer	—
Hiroyuki Kato	Representative Director, Executive Vice President	—
Yoshihiro Hombo	Representative Director, Executive Vice President	—
Makoto Suzuki	Representative Director, Executive Vice President	—
Satoshi Tanaka	Representative Director, Executive Vice President	—
Keigo Matsubara	Representative Director, Senior Executive Managing Officer	—
Shinsuke Fujii	Representative Director, Senior Executive Managing Officer	—
Nobuaki Kitamori	Representative Director, Executive Managing Officer	—
Toshiro Muto (1)	Director	—
Izumi Kobayashi	Director	—
Jenifer Rogers	Director	—
Hirotaka Takeuchi	Director	—
Samuel Walsh	Director	—
Atsushi Kume (2)	Senior Executive Managing Officer	—
Takeshi Kanamori (3)	Senior Executive Managing Officer	—
Yasushi Takahashi (4)	Senior Executive Managing Officer	—
Taku Morimoto (5)	Senior Executive Managing Officer	—
Yasuyuki Fujitani	Executive Managing Officer	—
Motoo Ono	Executive Managing Officer	—
Yukio Takebe (6)	Executive Managing Officer	—
Shinsuke Kitagawa (7)	Executive Managing Officer	—
Noboru Katsu	Executive Managing Officer	—
Takakazu Uchida	Executive Managing Officer	—
Hiromichi Yagi (8)	Executive Managing Officer	—
Shinichiro Omachi	Executive Managing Officer	—
Hiroyuki Tsurugi	Executive Managing Officer	—
Hirotatsu Fujiwara	Executive Managing Officer	—
Kenichi Hori (9)	Executive Managing Officer	—

Location:

(1)	GranTokyo North Tower, 9-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6738, Japan

(2)	8th and 9th Floors, 1 St. Martin’s Le Grand, London EC1A 4AS, United Kingdom

(3)	8th Floor, China World Tower, 1 Jianguomenwai Avenue, Beijing 100004, China

(4)	200 Park Avenue New York, NY 10166, USA

(5)	12 Marina View, #31-01 Asia Square Tower 2, Singapore 018961

(6)	Level 15, 120 Collins Street, Melbourne, 3000 Victoria, Australia

(7)	3-33, Nakanoshima 2-chome, Kita-ku, Osaka 530-0005, Japan

(8)	Plot No. D-1, Fourth Floor, Salcon Ras Vilas, District Centre, Saket, New Delhi 1100017, India

(9)	3-1, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-8631, Japan

Directors and Executive Officers of Mitsui USA

Name	Occupation and Business Address	Number of Shares of Common Stock Beneficially Owned
Yasushi Takahashi	Director, President & Chief Executive Officer	—
Makoto Takasugi	Director, Senior Vice President & Chief Administrative Officer	—
Yoshimitsu Gushiken	Director, Senior Vice President & Chief Financial Officer	—
Tadashi Sano	Director, Senior Vice President, Chief Human Resources Officer & Chief Compliance Officer	—
Koichiro Tago	Executive Vice President	—
Katsutoshi Yokoi	Senior Vice President	—
Masaya Inamuro	Senior Vice President	—
Yoshimi Namba	Senior Vice President	—
Toshitaka Inuzuka	Senior Vice President	—
Yasushi Kokaze (1)	Senior Vice President	—
Hiroyuki Hidaka	Senior Vice President	—
Takayuki Iwai	Senior Vice President	—
Kiichiro Takanami (2)	Senior Vice President	—
Shigeyuki Toya	Senior Vice President	—
Shinichi Hori	Senior Vice President	—
Naoki Ito	Secretary	—
Norihisa Tanaka	Assistant Secretary	—
David Dressler	Assistant Secretary	—

Location:

(1)	1300 Post Oak Blvd., Suite 1700, Houston, TX 77056, USA

(2)	535 Middlefield Road, Suite 100, Menlo Park, CA 94025, USA